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                                                    Teresa M.R. Hamlin
                                                    PFPC Inc.
                                                    99 High Street, 27th Floor
                                                    Boston, Massachusetts 02110
                                                    (617) 338-4340

                                                    June 25, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Room 5501
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. James O'Connor

Re:  Aston Funds (the "Registrant" or the "Trust")
     1933 Act No. 33-68666
     1940 Act No. 811-8004
     Post-Effective Amendment No. 80

Dear Mr. O'Connor:

         On April 27, 2007, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 80 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the "Registration Statement") in connection with the Trust's offering of Class I Shares of the Aston/River Road Small-Mid Cap Fund and Aston/River Road Dynamic Equity Income Fund, each a series of the Trust (the "Funds"). You provided comments on the Registration Statement in a telephone conference on June 5, 2007. The following sets forth those comments and the Trust's responses to them. All page references are for the Prospectus and Statement of Additional Information, respectively, included in Post-Effective Amendment No. 80 filed with the Commission on April 27, 2007 pursuant to Rule 485(a) under the Securities Act of 1933.

PROSPECTUS

"PRINCIPAL INVESTMENT STRATEGIES" (PAGE 6)

1.       Comment:          In the section "Principal Investment Strategies -
                           Aston/River Road Dynamic Equity Income Fund" clarify the term "multi-cap" including whether there is any limit on investment in stocks within a certain market cap.

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         Response:         It is important to note that Post-Effective Amendment
                           No. 80 to the Trust's Registration Statement was filed pursuant to Rule 485(a) under the Securities
                           Act of 1933 ("PEA No. 80") for the purpose of adding a new class of shares to each of the Aston/River Road Small-Mid Cap Fund and Aston/River Road Dynamic
                           Equity Income Fund (the "Additional Class Filing"). Accordingly, there currently exists a separate prospectus or a combined prospectus, as applicable to each Fund respectively, relating to an existing class of shares. The Registrant seeks to maintain the consistency of the disclosure among the documents.
                           The Registrant will consider the specified comment in connection with its next annual update to the Registration Statement.

2.       Comment:          Under the section "Principal Investment Strategies -
                           Aston/River Road Dynamic Equity Income Fund," it would seem that in light of the Fund Names Rule (Rule
                           35d-1), 80% of the Fund's assets should be invested in dividend paying equity securities. In addition, clarify that although the Fund may be invested in dividend paying common and convertible preferred stocks and REITS, that not all dividends paid by the Fund will be qualified dividends.

         Response:         As indicated above, PEA No. 80 is an Additional Class
                           Filing and the Registrant seeks to maintain the consistency of the disclosure with its existing documents. In addition, please note that with respect to the Names Rule (Rule 35d-1), the Registrant is of the understanding that Rule 35d-1 does not apply to a fund that uses the term "income" in its name. The
                           Registrant respectfully refers to the "Frequently
                           Asked Questions about Rule 35d-1 (Investment Company
                           Names)" prepared by the Division of Investment
                           Management of the Securities and Exchange Commission
                           ("Rule 35d-1 FAQs"). Question 9 of the Rule 35d-1
                           FAQs specifically addresses this matter, and the answer to Question 9 states that "Rule 35d-1 would not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment." The answer to Question 9 also states that "the term "equity income" suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income". Accordingly, the Registrant has not modified the current disclosure.

                           To address the Staff's comment relating to the tax treatment of dividends and distributions paid by the Aston/River Road Dynamic Equity Income Fund, the Registrant respectfully disagrees with the Staff's comment. The Registrant believes the tax disclosure included in the Prospectus is adequate, as the Fund does not hold itself out as a tax-advantaged fund and does not emphasize the tax

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                           distributions of the Fund. Accordingly, the
                           Registrant has not modified the current disclosure in the Prospectus.


3.       "FUND EXPENSES" (PAGE 8)

         Comment: Under the section "Annual Fund Operating Expenses -- Footnote (b)" describe the recoupment provision for Aston/River Road Small-Mid Cap Fund in plain English.

         Response:         As indicated above, PEA No. 80 is an Additional Class
                           Filing and the Registrant seeks to maintain the consistency of the disclosure with its existing documents. The Registrant will consider the specified comment in connection with its next annual update to the Registration Statement.

4.       "ADDITIONAL INFORMATION REGARDING INVESTMENT STRATEGIES - DERIVATIVES"
         (PAGE 9)

         Comment: Under the section "Additional Information Regarding Investment Strategies-Derivatives" clarify each Fund's ability to invest in derivatives, including
                           (i) any speculative use of derivatives, (ii) if derivatives are part of the Fund's principal investment strategy and (iii) any limit on a Fund's ability to invest in derivatives.

         Response:         As indicated above, PEA No. 80 is an Additional Class
                           Filing and the Registrant seeks to maintain the consistency of the disclosure with its existing documents. The Registrant will consider the specified comment in connection with its next annual update to the Registration Statement.

5.       "DIVIDENDS, DISTRIBUTIONS AND TAXES" (PAGE 27)

         Comment: Under the section "Dividends, Distributions and Taxes" consider including the current tax rates for capital gains and qualified dividend income.

         Response:         As indicated above, PEA No. 80 is an Additional Class
                           Filing and the Registrant seeks to maintain the consistency of the disclosure with its existing documents. In addition, the Registrant is of the opinion that providing current tax rate information in the Prospectus would not be meaningful.
                           Accordingly, the Registrant has not modified the current disclosure.


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STATEMENT OF ADDITIONAL INFORMATION ("SAI")


6.       DISCLOSURE OF PORTFOLIO HOLDINGS - (PAGE 36)

         Comment: In the section "Disclosure of Portfolio Holdings," in accordance with the requirements of Form N-1A, specifically list any party that receives non-standard disclosure of portfolio holdings.

         Response:         It is the Registrant's practice to list any party
                           that receives non-standard disclosure of portfolio holdings and such information is currently disclosed in the combined Statement of Additional Information for the Registrant. With respect to the two Funds included in this SAI, there are no parties that receive non-standard disclosure of portfolio holdings.


         To the extent appropriate, these responses will be incorporated into the Prospectus and SAI to be filed with the Commission pursuant to Rule 485(b) under the Securities Act.

Sincerely,

/s/ Teresa M.R. Hamlin

Teresa M.R. Hamlin


cc:  Gerald Dillenburg
     Cathy O'Kelly, Esq.
     Deborah Eades, Esq.




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June 25, 2007

Mr. James E. O'Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re:  Aston Funds (the "Registrant")
          Registration Statement on Form N-1A
          File Numbers 811-8004; 33-68666

Dear Mr. O'Connor:

     This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 80 under the Securities Act of 1933 to the Registrant's registration statement on Form N-1A filed with the Commission on April 27, 2007.

     The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aston Funds


By: /s Gerald F. Dillenburg
    ---------------------------------
Name: Gerald F. Dillenburg
Title: Senior Vice President,
       Secretary and Treasurer